Exhibit 12.1

Orion Energy Systems, Inc.

Ratio of Earnings (loss) to fixed charges

(in thousands, except ratios)

	Nine Months Ended
	December 31,		Fiscal Year Ended March 31,
	2016	2015	2016	2015	2014	2013	2012
Earnings (loss):
Income (loss) before income taxes	$(5,257)	$(9,228)	$(20,090)	$(32,012)	$(8,257)	$(6,326)	$853

Add: Fixed charges (see below)	372	361	481	588	695	835	899
Add: Amortization of capitalized interest	0	0	0	0	0	0	0
Less: Capitalized Interest	0	0	0	0	0	0	0

Total earnings (loss)	$(4,885)	$(8,867)	$(19,609)	$(31,424)	$(7,562)	$(5,491)	$1,752

Fixed charges:
Interest expense	$203	$223	$297	$376	$481	$567	$551
Interest capitalized	0	0	0	0	0	0	0
Amortization of debt issue costs	83	85	114	156	41	42	52
Estimate of interest included within rental expense (a)	86	53	70	56	173	226	296

Total fixed charges	$372	$361	$481	$588	$695	$835	$899

Ratio of earnings to fixed charges	(b )	(b )	(b )	(b )	(b )	(b )	1.9

(a)    Interest portion of rental expense is estimated to equal 14% of such expense, which is considered a reasonable approximation of the interest factor.

(b)    Earnings were insufficient to cover fixed charges by $5,257,000 and $9,228,000 for the nine months ended December 31, 2016 and 2105, respectively, and by $20,090,000, $32,061,000, $8,257,000 and $6,326,000 for the years 2016, 2015, 2014 and 2013, respectively. Total net loss includes net losses incurred of $4,996,000 and $9,256,000 for the nine months ended December 31, 2016 and 2015, respectively, and $20,126,000, $32,061,000, $6,199,000 and $10,399,000 for the years 2016, 2015, 2014 and 2013, respectively.

Coverage deficiency	$5,257	$9,228	$20,090	$32,012	$8,257	$6,326	NA

Net Income (loss)	$(4,996)	$(9,256)	$(20,126)	$(32,061)	$(6,199)	$(10,399)	NA